The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.


03050682

By Airmail


SEC MAIL
RECEIVED
PROCESSING
MAY 2 0 2003
WASH. D.C.
188
SECTION

13th May, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th May 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 13th May 2003, announcing the appointment of David J. Londoner as a Non-executive Director of EMI Group plc with immediate effect; and,

(b) an announcement dated 13th May 2003, confirming that David J. Londoner, at the time of his appointment, held 10,000 EMI Group plc Ordinary Shares of 14p each and was currently sole general partner of The North River Company, L.P., and also a director of Meredith Corp., and New York Futures Exchange.

Yours faithfully,

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL



C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 5/27

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 03/14

EMI APPOINTS DAVID J LONDONER AS NON-EXECUTIVE DIRECTOR

LONDON, 13 MAY 2003 – EMI Group plc has appointed David J Londoner as a non-executive director.

Mr Londoner spent most of his professional life with Schroder & Co Inc and its predecessors, where he became a managing director and built one of the leading media/entertainment research groups on Wall Street. He subsequently held a similar post at ABN AMRO. He is currently the general partner of The North River Company, a family investment partnership.

Eric Nicoli, chairman of EMI Group, said: "We are delighted that David Londoner has agreed to join the Board. He has an encyclopaedic knowledge of the global media and entertainment industry and his vast experience in the North American investment community will add an important dimension to the Board's strategic deliberations.

"The Board has an on-going commitment to ensuring the highest standards of corporate governance and David is a welcome addition to our high quality non-executive team. His impressive powers of analysis and his public commitment to improving accounting standards and transparency will further strengthen our performance in this important area of our responsibilities."

Background

David J Londoner is the general partner of The North River Company, a family investment partnership.

He spent the majority of his professional life at Schroder & Co Inc, joining the predecessor firm, Wertheim & Co, in 1972 and leaving when Schroder was sold in 2000. A managing director, he built and managed one of the leading media/entertainment research groups on Wall Street. Subsequently he held a similar position at ABN AMRO, leaving in 2001.

He is recognised for calling major economic turning points in the broadcasting and motion picture industries, and was a driving force behind changing the accounting rules for motion picture and television production companies.

Mr Londoner is a Chartered Financial Analyst; he holds a BA in economics from Columbia College and a masters degree in finance from Columbia Business School.

A native New Yorker, he is a member of the board of directors of Meredith Corp and of the New York Futures Exchange, and he is a Trustee of the American Museum of the Moving Image.

-ENDS-

Enquiries:
EMI Group plc
Amanda Conroy, Senior VP, Corporate Communications +44 20 7667 3216
Siobhan Turner, Vice President, Investor Relations +44 20 7667 3235

Brunswick Group Limited
Patrick Handley +44 20 7404 5959

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/15

Company Announcements Office,
London Stock Exchange.

13th May, 2003.

Dear Sirs,

Further Information on the Appointment of David Londoner
as a Non–executive Director of EMI Group plc

Earlier today, EMI Group plc announced the appointment of David J. Londoner as a Non-executive Director of the Company with effect from 13th May 2003. Further to that announcement and in compliance with paragraph 16.13 of the Listing Rules, we advise that Mr Londoner has notified the Company that he currently has 10,000 EMI Group plc Ordinary Shares of 14p each.

We also advise that Mr Londoner is currently sole general partner of The North River Company, L.P. He is also a director of:

- Meredith Corp.; and,
- New York Futures Exchange.

Other than the aforementioned companies, Mr Londoner is not a director of any other companies. Apart from the foregoing, Mr Londoner has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary